

July 1, 2014

Via E-mail
Mr. John C. Shea
Chief Financial Officer and Secretary
Healthcare Services Group, Inc.
3220 Tillman Drive, Suite 300
Bensalem, Pennsylvania 19020

> **Re:** **Healthcare Services Group, Inc.**
> **Form 10-K for the year ended December 31, 2013**
> **Filed on February 21, 2014**
> **File No. 000-12015**

Dear Mr. Shea:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Accrued Insurance Claims, page 28

1) Within your summary of changes in your total self-insurance liability, please disaggregate your reserve accruals to show accruals made for incurred claims made during the current year and changes to the provision for prior year events. In addition, please provide us these amounts within your response.

Pledged Assets and Collateral, page 31

2) We note that certain funds were pledged as collateral on December 31, 2013. Please clarify why these funds were not reported separately as restricted cash on your statement of financial position.

Financial Statements

Notes to Consolidated Financial Statements

Note 2-Acquisitions, page 46

3) Please provide additional details related to the terms of the contingent consideration to be paid by the company to the selling shareholders upon achievement of certain financial and retention targets and how the company determined the consideration should be classified as equity within the financial statements. Cite all relevant accounting literature within your response.

Part III, page 63

4) We note that you incorporate by reference certain information required by Items 10, 11, 12, 13 and 14 of Form 10-K from your definitive proxy statement. In future Exchange Act periodic reports, please ensure that you have incorporated by reference all of the information required by each of these items. For example only, for Item 13, you incorporate by reference "[t]he information regarding certain relationships and related transactions." However, Item 13 also requires disclosure of the information required by Item 407(a) of Regulation S-K.

Signatures, page 68

5) Please confirm that your controller or principal accounting officer has signed your Form 10-K for the fiscal year ended December 31, 2013. In addition, in future filings, please identify that your controller or principal accounting officer has signed your Form 10-K. Please refer to General Instruction D(2)(a) of Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Kluck, Branch Chief at (202) 551-3233 with regard to legal comments.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief